Exhibit 99.1

OKYO Pharma Announces Distinguished Ophthalmologists with Expertise in the Medical and Surgical Treatment of Ocular Surface Diseases Join its Scientific Advisory Board

London and New York, NY, January 31, 2024 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and for neuropathic corneal pain (NCP), a severe ocular condition without an FDA approved therapy, announces that following its positive safety and efficacy results in its Phase 2 trial of OK-101, distinguished ophthalmologists, Victor Perez, M.D. and Anat Galor, M.D., both from the Bascom Palmer Eye Institute, and Mark Milner, M.D., of the Goldman Eye in Palm Beach Gardens, Florida, have joined OKYO’s Scientific Advisory board. These prominent corneal surgeons and leaders in the field of ophthalmology will advise OKYO’s management on OK-101 clinical development for the treatment of dry eye disease and neuropathic corneal pain.

Dr Victor Perez is a Director of Cornea Research at Bascom Palmer Eye Institute, at the University of Miami Miller School of Medicine. He is a clinician-scientist investigator in the field of ocular immunology and ocular surface diseases and served as Director of Duke Eye Center’s Ocular Immunology Center before joining Bascom Palmer Eye Institute.

Dr. Anat Galor is a cornea and uveitis trained specialist with dual appointments at the Bascom Palmer Eye Institute and the Miami VA medical center. Dr. Galor completed an ophthalmology residency at the Cole Eye Cleveland Clinic, a uveitis fellowship at the Wilmer Eye Institute, and a cornea and external diseases fellowship at Bascom Palmer Eye Institute. Dr. Galor currently runs the ocular surface pain program at the Bascom Palmer Eye Institute and the Miami VA and has focused her research on understanding mechanisms of pain in dry eye, with an emphasis on studying new diagnostic and treatment modalities.

Dr. Mark Milner is Director of Cornea at Goldman Eye in Palm Beach Gardens, Florida with a focused interest in dry eye disease and dysfunctional tear syndrome. Dr. Milner completed his ophthalmology residency at the New York Eye and Ear Infirmary and his fellowship in cornea, external disease and uveitis at Francis I. Proctor Foundation at the University of California, San Francisco. Dr. Milner served as an Associate Clinical Professor at Yale University Medical School, Department of Ophthalmology, and was previously the Director of the Cornea Clinic at The Veterans Administration Medical Center in West Haven, CT.

“Following our positive safety and efficacy results in our Phase 2 trial in DED, we are pleased to add eminent physicians with a deep understanding of ocular surface diseases and neuropathic corneal pain to OKYO’s Scientific Advisory Board,” said Gary S. Jacob PhD, CEO of OKYO Pharma. “As we continue to focus our efforts on the advancement of OK-101 for the millions of patients who suffer from DED and NCP, Drs. Perez, Galor, Milner, and our existing Scientific Advisory Board Members Drs. Pedram Hamrah and Jay Pepose, can offer unmatched insight into their respective clinical development programs. OKYO’s Scientific Advisory Board now has an ideal blend of clinical expertise, including ocular surface disease and neuropathic corneal pain, from the leading experts in those fields.”

On January 8, 2024. OKYO announced positive safety and efficacy results in its Phase 2, randomized, double-masked, placebo-controlled trial evaluating the safety and efficacy of OK-101 ophthalmic solution in subjects with DED. This first-in-human trial of OK-101 established a clear and informed path for further development of OK-101 in Phase 3 registration trials.

OKYO management plans to host a conference call to provide further data on the trial results once the Company has finished a more comprehensive analysis of the data from the trial. The conference call is planned for Q1, 2024.

About Dry Eye Disease

Dry eye disease is a common condition that occurs when an individual’s tears are unable to adequately lubricate the eyes. This condition affects approximately 49 million people in the U.S. alone and has been a difficult one to positively diagnose and to treat due to the multifactorial nature of the condition. Several contributing factors can lead to this condition, including age, sex, certain medical conditions, reduced tear production and tear film dysfunction. Tear film instability typically leads to inflammation and damage to the ocular surface.

About NCP

Neuropathic corneal pain (NCP) is a condition that causes the eyes, face, or head to be painful and overly sensitive. The exact cause of NCP is unknown but thought to result from nerve damage to the cornea combined with inflammation. NCP, which can exhibit as a severe, chronic, or debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. There are no approved commercial treatments currently available for this condition.

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 showed clear statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-blind, placebo-controlled trial to treat dry eye disease.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the recently completed Phase 2 DED trial, OKYO also has plans underway for the opening of a Phase 2 trial for OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the anticipated timing of completion of enrolment of the Company’s Phase 2 trial of topical ocular OK-101 to treat DED and the release of top-line data therefrom. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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